CITY NATIONAL ROCHDALE PRIME MONEY MARKET FUND

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM N-CR

CURRENT REPORT
MONEY MARKET FUND MATERIAL EVENTS

Part A: General information

Item A.1	Report for September 2, 2016

Item A.2	CIK Number of registrant – 0001026977

Item A.3	EDGAR Series Identifier – S000005832

Item A.4	Securities Act File Number – 333-16093

Item A.5	Provide the name, e-mail address, and telephone number of the person authorized to receive information and respond to questions about this Form N-CR.

Michael Gozzillo, Chief Compliance Officer, City National Rochdale, LLC
mike.gozzillo@cnr.com
(212) 702-3554

Part B: Default or event of insolvency of portfolio security issuer – Not applicable

Part C: Provision of financial support to fund

Item C.1	Description of nature of support – Reimbursement of prior year advisory fees.

Item C.2	Person providing support – City National Rochdale, LLC

Item C.3	Brief description of relationship between the person providing support and the fund – City National Rochdale, LLC is the investment adviser to the Prime Money Market Fund.

Item C.4	Date support provided – September 1, 2016

Item C.5	Amount of support – $92,596.00

Item C.6	Security supported – Not applicable

Item C.7	Value of security supported on date support was initiated – Not applicable

Item C.8	Brief description of reason for support – The reimbursement was made by City National Rochdale, LLC in order to offset unamortized organizational costs relating to the Fund’s initial organization, in anticipation of liquidation of the Fund.

Item C.9	Term of support – One time reimbursement

Item C.10	Brief description of any contractual restrictions relating to support – Not applicable

Part D: Deviation between current net asset value per share and intended stable price per share – Not applicable

Part E: Imposition of liquidity fee – Not applicable

Part F: Suspension of fund redemptions – Not applicable

Part G: Removal of liquidity fees and/or resumption of fund redemptions – Not applicable

Part H: Optional disclosure – Not applicable

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

City National Rochdale, LLC
(Registrant)

Date: September 2, 2016

/s/ Michael Gozzillo
Michael Gozzillo
Chief Compliance Officer, City National Rochdale, LLC